UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July, 2020 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_

Quarterly Management Statement, 30 June 2020

The information contained in this Quarterly Management Statement (QMS) and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

This QMS provides a summary of the unaudited business and financial trends for the six months ended 30 June 2020 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2019.

This QMS contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures (APMs) in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our ring-fenced bank (RFB).

A glossary of terms is available at https://www.santander.co.uk/about-santander/investor-relations/glossary

# Santander UK Group Holdings plc

# Quarterly Management Statement for the six months ended 30 June 2020

**Contacts**

| | | |
|---|---|---|
| Bojana Flint | Director of Investor Relations & Strategic Initiatives | 07720 733 819 |
| Paul Sharratt | Head of Debt Investor Relations | 07715 087 829 |
| Stewart Todd | Head of External Affairs | 07711 776 286 |
| Miranda Seymour | Head of Media Relations | 07860 857 999 |
| For more information: | santander.co.uk/about-santander | ir@santander.co.uk |

Santander 1 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

**Nathan Bostock, Chief Executive Officer, commented:**

*"The Covid-19 crisis has been a huge challenge for all of us and our top priority throughout has been the welfare of our people, our customers and the communities in which we operate. I am extremely proud of how our people have worked at extraordinary pace to substantially change the way we operate so we can continue to provide essential banking services for all our customers, despite the material impact the crisis has had on our business operations and our colleagues themselves. We understand how hard it has been for our customers and we have supported many thousands of individuals and businesses with a range of measures including payment holidays on mortgages, personal loans and credit cards as well as taking an active part in Government loan schemes to help businesses through these uncertain times."*

*"Having quickly and successfully adapted our operating model as the crisis developed, we have created a safe working environment with more flexibility for our colleagues – I am incredibly grateful for how they have worked tirelessly in recent months to support one another, our customers and communities."*

*"Decisive management actions have helped us to mitigate some of the impact this crisis could have had on our results and business operations and ensure we are well positioned as the UK emerges from the lockdown. With strong foundations and a resilient balance sheet, we remain fully committed to our purpose – to help people and businesses prosper."*

**Our H120 results and business performance were materially impacted by Covid-19**

- Statutory PBT of £147m, down 74% year on year, adjusted PBT [1] of £225m, down 70%, return on ordinary shareholders' equity of 1.3% (2019: 4.9%) and adjusted RoTE [1] of 1.9% (2019: 7.8%). Results include £376m (H119: £69m) of credit impairment charges, largely due to Covid-19, as well as related income pressures.
- Income impacted by H120 base rate reductions and regulatory changes to overdraft income; partially offset by the 50bps 1I2I3 current account repricing effective in May20.
- Continued focus on cost management; operating expenses down 1%, when adjusted down 4%[1], through realised efficiency savings.
- Loan loss allowances up c37% from Dec19; portfolio performance remains resilient with low write-offs.

**Supporting our customers and looking after our people and communities remains our top priority**

- Working with our customers who took a payment holiday to understand their individual situations and help them resume payments.
- Over £3.2bn drawn under government lending schemes by our business and corporate customers.
- Leveraging enhanced remote working capability for our people to continue to work productively and with greater flexibility.
- Donated £7.5m for Covid-19 research, hardship funds and community activities and to support the most vulnerable. [2]

**Confident in the resilience of our balance sheet with prudent approach to risk, liquidity and cautious business growth**

- Prime retail mortgage book with an average LTV of 42%. Relatively limited exposure to unsecured retail, c2% of our loan portfolio.
- Corporate loan portfolio of £25.4bn (2019: £22.3bn) with reduced CRE exposure over recent years and diversified sector profile.
- CET1 capital ratio of 14.5% (2019: 14.3%), with significant buffers above regulatory minimums.
- LCR of 147% (2019: 142%), with strong deposit growth driving an improved funding gap.

**Transforming and actively managing the business**

- Multi-year transformation programme continues, with £203m investment and c£150m of savings in the last 18 months.
- Evaluating learnings from the Covid-19 crisis, including accelerated customer digital adoption, property strategy, streamlined governance and processes with a renewed focus on digitalisation, automation and restructuring initiatives.
- Well positioned balance sheet with c90% of our loan portfolio secured with collateral, a cautious approach to growth in retail unsecured lending and an ambitious transformation programme.

| **Income statement highlights** | **H120<br>£m** | **H119<br>£m** |
|---|---|---|
| Operating income | 1,848 | 2,117 |
| Operating expenses before credit impairment losses, provisions and charges | (1,257) | (1,267) |
| Credit impairment losses | (376) | (69) |
| Provisions for other liabilities and charges | (68) | (206) |
| Profit before tax | 147 | 575 |
| Adjusted profit before tax [1] | 225 | 743 |
| **Balance sheet and capital highlights** | **30.06.20<br>£bn** | **31.12.19<br>£bn** |
| Customer loans | 209.5 | 205.3 |
| - of which retail mortgages | 167.4 | 165.4 |
| - of which corporates | 25.4 | 22.3 |
| Customer deposits | 185.7 | 177.8 |
| *CET1 capital ratio* | 14.5% | 14.3% |
| *UK leverage ratio* | 4.7% | 4.7% |

1. Non-IFRS measure. The financial results and adjusted RoTE were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £78m in H120 and £168m in H119. See Appendix 1 for details and reconciliation to the nearest IFRS measure.
2. Charitable donations via Santander UK and Santander Foundation, part of Banco Santander's global response, All Together Now.

Santander 2 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

Supporting our customers through Covid-19 uncertainty with payment holidays and government lending schemes:

| **Payment holidays** [1] | **Number of customers** | **Loan balance** | **% of relevant loan book** |
|---|---|---|---|
| Mortgages | 239,000 | £37.1bn | 22 |
| - of which outstanding at 15 July | 72,000 | £11.8bn | 7 |
| Unsecured Personal Loans (UPLs) | 28,000 | £0.2bn | 10 |
| Credit cards | 26,000 | £0.1bn | 4 |
| Consumer (auto) finance | 33,000 | £0.5bn | 6 |
| Businesses and corporates | 2,400 | £2.2bn | 9 |

| **Government lending schemes** [2] | **Number of customers** | **Loan balance** | **% of relevant loan book** |
|---|---|---|---|
| Bounce Back Loan Scheme (BBLS) [3] | 107,000 | £2.9bn | 14 |
| Coronavirus Business Interruption Loan Scheme (CBILS) | 2,000 | £0.2bn | 1 |
| Coronavirus Large Business Interruption Loan Scheme (CLBILS) | 7 | £0.1bn | 1 |

**Macro-economic environment and business operations outlook**

- The operating environment deteriorated dramatically in 2020 with the unprecedented impact of the Covid-19 crisis on the UK and global economies.
- The extent of the economic downturn and future recovery path remain highly uncertain despite the significant support by the UK authorities. Further uncertainty remains with regard to the UK's future trading relationship with the EU. These are reflected in our economic scenarios for ECL purposes, which capture a wide range of possible outcomes, including a second Covid-19 wave and resulting lockdown, making us cautious in our outlook.
- Our base case, including for ECL purposes, assumes that the UK economy will experience a short, sharp recession in H120 and a slow recovery for the rest of the year and into 2021, driven by the gradual easing of lockdown restrictions and a return to more normalised trading conditions.
- We expect our net mortgage lending to be in line with the market, as we continue to focus on customer service and retention. Through our participation in the various government schemes, such as BBLS and CBILS, we continue to support our business and corporate customers and expect growth in this segment to be broadly in line with our market share while improving returns in this business.
- Lower spending and active liquidity management by our customers have significantly increased deposit balances which we expect to gradually return to more normalised levels.
- We expect Banking NIM to stabilise in H220 supported by liability margin improvement from the 1I2I3 Current Account interest rate changes in May20 and Aug20, down 50bps and 40bps respectively. Furthermore, the implementation of regulatory changes regarding the high cost of credit will also increase net interest income, partially mitigating the impact of H120 asset-repricing, continued SVR attrition and mortgage back book margin pressure.
- We expect operating expenses to continue their downward trend, predominantly driven by transformation programme cost savings, as well as lower programme spend and bonus accrual, both part of our Covid-19 response.
- Credit impairment charge outlook remains highly uncertain. For example, a more severe economic outturn than forecast, with a significant rise in unemployment after the government support schemes wind down, could increase our credit impairment losses.
- Since 30 June 2020, trends evident in the business operating results have not changed significantly.

1. Also known as payment deferrals. Applications granted to 30 June 2020.
2. Applications drawn to 30 June 2020.
3. 100% government guaranteed.

Santander 3 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

**Summarised consolidated income statement**

| | H120<br>£m | H119<br>£m | *Change*<br>*%* |
|---|---|---|---|
| Net interest income | 1,542 | 1,671 | *(8)* |
| Non-interest income [1] | 306 | 446 | *(31)* |
| **Total operating income** | **1,848** | **2,117** | ***(13)*** |
| Operating expenses before credit impairment losses, provisions and charges | (1,257) | (1,267) | *(1)* |
| Credit impairment losses | (376) | (69) | *n.m.* |
| Provisions for other liabilities and charges | (68) | (206) | *(67)* |
| **Profit before tax** | **147** | **575** | ***(74)*** |
| Tax on profit | (35) | (164) | *(79)* |
| **Profit after tax** | **112** | **411** | ***(73)*** |
| | | | |
| ***Banking NIM*** | ***1.50%*** | ***1.69%*** | ***-19bps*** |
| ***Cost-to-income ratio (CIR)*** | ***68%*** | ***60%*** | ***8pp*** |

**H120 v H119**

- Net interest income was down 8%, largely impacted by the immediate repricing of assets following the base rate cut, lower back book mortgage margins and £1.9bn of SVR attrition (H119: £2.1bn), partially offset by the 50bps repricing on the 1I2I3 current account £55bn portfolio effective in May20.
- Non-interest income was down 31%, with significantly lower banking and transaction fees in our retail business largely due to expected reductions following the implementation of regulatory changes to overdraft income as well as the Covid-19 crisis impact.

  When adjusted for £47m operating lease depreciation and a £6m one-off gain from property exits as part of the transformation programme, non-interest income was down 33% [2].
- Operating expenses before credit impairment losses, provisions and charges were down 1%, with efficiency savings, lower transformation programme spend and bonus accrual, partially offset by higher IT costs, staff expenses and increased site cleaning as a result of Covid-19 [3].

  When adjusted for £47m operating lease depreciation, £37m of transformation costs and £24m of expenses as a result of Covid-19 [3], operating expenses were down 4% [2].
- Credit impairment losses were up £307m to £376m. This includes £267m arising from changes to economic scenarios and weights, the staging reclassification under IFRS 9 of certain loans following an in-depth sectoral review and the treatment of payment holidays. Excluding the effects outlined above, portfolio performance remains resilient with low write-offs and only a few single name corporate cases.
- Provisions for other liabilities and charges were down 67% to £68m, largely due to lower H120 transformation programme charges, the absence of an additional PPI charge and a release of other conduct provisions related to the sale of interest rate derivatives (IRD). This was partially offset by a previously reported provision in our Retail Banking business for breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges.

  When adjusted for £11m of transformation programme charges and £5m release of other conduct provisions, along with a £17m provision for SMS warning alerts detailed above, provisions were up £9m [2].
- Profit before tax was down 74% to £147m and adjusted profit before tax was down 70% [2] to £225m [2], due to factors outlined above.
- Tax on profit decreased £129m to £35m, as a result of lower taxable profits in H120.

1. Comprised of 'Net fee and commission income' and 'Net trading and other income'.
2. Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £78m in H120 and £168m in H119. See Appendix 1 for details and reconciliation to the nearest IFRS measure.
3. Further details on page 13.

Santander 4 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

**Summarised income statement**

| | Q220<br>£m | Q120<br>£m | *Change*<br>*%* |
|---|---|---|---|
| Net interest income | 772 | 770 | - |
| Non-interest income [1] | 112 | 194 | *(42)* |
| **Total operating income** | **884** | **964** | ***(8)*** |
| Operating expenses before credit impairment losses, provisions and charges | (626) | (631) | *(1)* |
| Credit impairment losses | (211) | (165) | *28* |
| Provisions for other liabilities and charges | (14) | (54) | *(74)* |
| **Profit before tax** | **33** | **114** | ***(71)*** |
| Tax on profit | (6) | (29) | *(79)* |
| **Profit after tax** | **27** | **85** | ***(68)*** |
| | | | |
| **Banking NIM** | **1.49%** | **1.52%** | ***-3bps*** |
| **CIR** | **71%** | **65%** | ***6pp*** |

**Q220 v Q120**

Quarter on quarter variances largely followed the trends outlined for H120 versus H119, with the following notable exceptions:

- Net interest income was up £2m due to the repricing of the 1I2I3 current account £55bn portfolio which took effect in early May20, partially offsetting the impact of late Mar20 asset repricing.

| **Summarised balance sheet** | **30.06.20**<br>**£bn** | **31.12.19**<br>**£bn** |
|---|---|---|
| Customer loans | 209.5 | 205.3 |
| Other assets | 93.3 | 83.2 |
| **Total assets** | **302.8** | **288.5** |
| Customer deposits | 185.7 | 177.8 |
| Total wholesale funding | 66.5 | 65.3 |
| Other liabilities | 34.1 | 29.1 |
| **Total liabilities** | **286.3** | **272.2** |
| Shareholders' equity | 16.1 | 15.9 |
| Non-controlling interest | 0.4 | 0.4 |
| **Total liabilities and equity** | **302.8** | **288.5** |

- Customer loans increased £4.2bn, with a £4.5bn increase in Retail Banking, largely due to the take-up of BBLS by business banking customers and participation in other Covid-19 related government schemes by corporate customers. Unsecured retail lending fell £0.8bn due to lower consumer spending during lockdown.
- Customer deposits increased £7.9bn, with £6.0bn growth in Retail Banking as consumer spending fell during the Covid-19 lockdown period and as business banking customers deposited BBLS funds with us. Corporate deposits increased £2.0bn as businesses focused on active liquidity management.

1. Comprised of 'Net fee and commission income' and 'Net trading and other income'.

Santander

5

Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

**Credit performance – impact of economic scenarios and sectoral and payment holiday review**

Our H120 results include £267m of impairment charges arising from changes to economic scenarios and weights and the staging reclassification under IFRS 9 of certain loans following an in-depth sectoral review and the treatment of payment holidays, explained in more detail below.

| **30 June 2020** [1] | Customer loans | | | | **6M Gross** | **Loan loss** |
|---|---|---|---|---|---|---|
| | **Total** | **Stage 1** | **Stage 2** | **Stage 3** | **write-offs** | **allowances** |
| | **£bn** | **£bn** | **£bn** | **£bn** | **£m** | **£m** |
| Retail Banking: | 184.9 | 169.9 | 13.0 | 2.0 | 101 | 762 |
| - of which mortgages | 167.4 | 154.2 | 11.4 | 1.8 | 7 | 286 |
| - of which business banking | 4.8 | 4.1 | 0.6 | 0.1 | 12 | 89 |
| - of which consumer (auto) finance | 8.0 | 7.5 | 0.4 | 0.1 | 13 | 106 |
| - of which other unsecured lending | 4.7 | 4.1 | 0.6 | - | 69 | 281 |
| Corporate & Commercial Banking | 16.6 | 10.8 | 5.3 | 0.5 | 22 | 335 |
| Corporate & Investment Banking | 4.0 | 3.7 | 0.3 | - | - | 62 |
| Corporate Centre | 4.0 | 3.9 | 0.1 | - | - | 22 |
| | 209.5 | 188.3 | 18.7 | 2.5 | 123 | 1,181 |
| Undrawn balances | | 36.9 | 0.9 | 0.1 | | |
| **Stage 1, Stage 2 and Stage 3[2] ratios %** | | **89.90** | **8.93** | **1.23** | | |

| **31 December 2019** [1] | Customer loans | | | | **12M Gross** | **Loan loss** |
|---|---|---|---|---|---|---|
| | **Total** | **Stage 1** | **Stage 2** | **Stage 3** | **write-offs** | **allowances** |
| | **£bn** | **£bn** | **£bn** | **£bn** | **£m** | **£m** |
| Retail Banking: | 180.4 | 169.0 | 9.5 | 1.9 | 206 | 591 |
| - of which mortgages | 165.4 | 155.5 | 8.2 | 1.7 | 14 | 218 |
| - of which business banking | 1.8 | 1.5 | 0.2 | 0.1 | 24 | 52 |
| - of which consumer (auto) finance | 7.7 | 7.1 | 0.6 | - | 34 | 88 |
| - of which other unsecured lending | 5.5 | 4.9 | 0.5 | 0.1 | 134 | 233 |
| Corporate & Commercial Banking | 16.3 | 14.0 | 1.9 | 0.4 | 41 | 210 |
| Corporate & Investment Banking | 4.1 | 3.9 | 0.2 | - | - | 50 |
| Corporate Centre | 4.5 | 4.4 | 0.1 | - | 2 | 12 |
| | 205.3 | 191.3 | 11.7 | 2.3 | 249 | 863 |
| Undrawn balances | | 40.9 | 0.7 | 0.1 | | |
| **Stage 1, Stage 2 and Stage 3[2] ratios %** | | **93.20** | **5.69** | **1.15** | | |

- In Q120, given a lack of official data, our approach was to change the weighting of our five economic scenarios and introduce two additional economic sensitivities for Covid-19. We also added a management judgement overlay to the scenario weights and reviewed our corporate portfolios for any signs of deterioration. In Q220, recognising that the downside risk and negative impact on the UK economy had increased, we revised our five economic scenarios, from two upside, a base and two downside, to one upside, a base and three downside, reflecting the lower base rate outlook and the longer path to recovery for the UK, the net impact of which significantly weighted our ECL towards the downside. The overall impact was an increase in ECL of £151m, of which an additional £81m was booked in Q220.
- In Q120, we moved £2.4bn of corporate Stage 1 loans into Stage 2 lifetime ECL based on initial review of the sectors most at risk due to Covid-19. In Q220, this increased to £3.2bn following contact with customers regarding possible concessions, review of the existing judgment perimeter and categorisation of sectors as Low, Medium or High Risk based on the Standard Industrial Classification (SIC) codes for H120 reporting. We also reviewed Stage 3 corporate and SME coverage. The overall impact was an increase in ECL of £78m, of which an additional £26m was booked in Q220.
- In Mar20, we offered customers a three month mortgage payment holiday if their financial position was affected by Covid-19, subsequently extended by a further three months for customers in need. In Apr20, payment holidays were extended to all lending portfolios. As of Q120, over 95% of mortgage customers taking a payment holiday were up to date with repayments. The granting of a payment holiday on its own was not considered to be a Significant Increase in Credit Risk (SICR) event, nor was it considered a default under regulatory definitions. In Q220, based on a sample mortgage customer contact exercise, as well as additional Stage 1 customer data profiling, we transferred £1.6bn of mortgage assets from Stage 1 into Stage 2 lifetime ECL. The overall impact of the mortgage payment holiday review, together with a review of unsecured and consumer (auto) finance portfolios, was an increase in ECL of £38m, all booked in Q220.

1. See Appendix 3 for 31 March 2020 position.
2. Stage3 ratio= (Stage3 drawn + Stage3 undrawn assets)/(total drawn assets + Stage3 undrawn assets).

Santander 6 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

**Economic scenarios**

We have updated our economic scenarios to capture a wide range of potential outcomes for the UK economy since the outbreak of Covid-19, the implementation of UK Government-led lockdown measures and the different shapes of economic recovery paths. The scenarios reflect the current uncertain environment caused by Covid-19, the lockdown restrictions and their effect on the UK economy, both now and in the immediate future. The scenarios have worsened since Q120 [1] as the crisis deepened and more information and data became available.

| | | Downside 3<br>% | Downside 2<br>% | Downside 1<br>% | Base case<br>% | Upside 1<br>% |
|---|---|---|---|---|---|---|
| GDP (annual growth rate) [2] | 2020 | (14.9) | (8.5) | (4.5) | (9.5) | (4.0) |
| | 2021 | 0.8 | (3.1) | (1.4) | 5.8 | (0.2) |
| | 2022 | 3.5 | 3.8 | 2.6 | 3.0 | 4.0 |
| Base rate | 2020 | 0.10 | 0.10 | 0.10 | 0.10 | 0.10 |
| | 2021 | 0.10 | 1.00 | 0.10 | 0.10 | 0.25 |
| | 2022 | 0.10 | 2.00 | 0.10 | 0.10 | 0.75 |
| House price inflation (HPI) [3] | 2020 | (7.7) | (11.1) | (0.6) | (6.0) | (0.1) |
| | 2021 | (19.9) | (16.4) | (9.7) | 0.5 | (7.0) |
| | 5yr CAGR[4] | (5.6) | (5.5) | (3.6) | 0.0 | 1.8 |
| Unemployment | 2020 | 11.9 | 6.8 | 5.4 | 9.3 | 5.2 |
| | 2021 | 8.9 | 10.4 | 7.0 | 6.9 | 6.3 |
| | 5yr Peak | 11.9 | 10.4 | 7.0 | 9.3 | 6.5 |
| Q220 weights | | 5 | 15 | 15 | 50 | 15 |

- **Base case**: a short sharp recession in H120, but with a slower recovery over the rest of the year and into 2021, with Brexit trade negotiations leading to further uncertainty and dampening growth. The new base case is worse than the Covid-19 sensitivity scenarios used in Q120 in terms of GDP, Unemployment and HPI. From an ECL perspective, the lower for longer bank rate environment is expected to provide some offset against higher unemployment.
- **Upside 1**: reflects a more comprehensive Brexit trade deal being negotiated, an extension given to the trade negotiation process or a Covid-19 vaccine being produced quicker than expected.
- **Downside 1**: reflects consumers and businesses responding to the changes required for re-opening from the lifting of restrictions by adopting a more conservative return to spending and investing compared to the base case. It also reflects a moderate downturn that is less severe than the base case in terms of GDP for 2020, but reflects a material decrease in consumer demand in the housing market leading to significant downward price corrections over the next five years with a peak to trough of negative 19%. In terms of Brexit, it assumes no initial trade agreement, but trade agreements with other countries being negotiated relatively quickly over the forecast period.
- **Downside 2:** severe downturn with a longer recovery needed ('U' shape) reflecting even more conservatism in terms of spending by consumers with the higher levels of unemployment and for businesses a slower return to profitability and so greater insolvencies. It retains a rising bank rate profile to ensure there is a scenario which encapsulates rising inflation. As with Downside 1 and 3, the UK fails to agree a trade deal with the EU but it then takes many years to negotiate trade deals with other countries.
- **Downside 3**: Covid-19 stress scenario which has a double dip in economic activity ('W' shape), where a second lockdown is imposed to deal with the re-emergence of the virus in H220 and no Brexit trade deal. While the bank rate remains low, HPI falls significantly by 31% peak to trough and unemployment peaks at 11.9% in 2020.

1. See appendix 3 for prior periods.
2. GDP is shown as an annual average and all other data points are at 31 December in the year indicated.
3. Q4 annual growth rate.
4. Compound annual growth rate.

Santander 7 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

| Capital, funding and liquidity | 30.06.20 £bn | 31.12.19 £bn |
|---|---|---|
| **Capital** | | |
| CET1 capital | 10.6 | 10.4 |
| Total qualifying regulatory capital | 15.5 | 15.8 |
| *CET1 capital ratio* | *14.5%* | *14.3%* |
| *Total capital ratio* | *21.3%* | *21.6%* |
| *UK leverage ratio* | *4.7%* | *4.7%* |
| RWAs | 72.7 | 73.2 |
| **Funding** | | |
| Total wholesale funding and AT1 | 69.0 | 67.8 |
| - of which with a residual maturity of less than one year | 28.0 | 22.5 |
| **Liquidity** | | |
| **Santander UK plc Domestic Liquidity Sub-group (RFB DoLSub)** | | |
| *Liquidity Coverage Ratio (LCR)* | *147%* | *142%* |
| LCR eligible liquidity pool | 47.8 | 42.0 |
| **Santander Financial Services (SFS)** | | |
| LCR | *316%* | 471% |
| LCR eligible liquidity pool | 6.1 | 5.7 |

- CET1 capital increased to £10.6bn, with ongoing capital accretion through retained profits and a lower deduction from the excess of regulatory expected loss amounts over credit provisions. These improvements were partially offset by adverse market driven movements in the defined pension schemes.
- CET1 capital ratio increased 20bps to 14.5%, with a 4.8p.p. buffer to Maximum Distributable Amount (MDA) restrictions. UK leverage ratio at 4.7%, was 1.1p.p. above the regulatory requirement.
- Amendments to Capital Requirements Regulation (CRR), which were published in the Official Journal on 26 June 2020, contributed 17bps to the CET1 ratio. The majority of the benefit came through the implementation of the RWA reduction factors for certain SME and infrastructure exposures.
- The PRA announced in May 2020 that they would be converting Pillar 2A capital requirements from RWA percentage to nominal amount at a future point. As at 30 June 2020 our P2A capital requirement remained with an RWA percentage based element.
- As previously announced, quarterly or interim dividend payments and share buybacks on ordinary shares have been suspended until the year end when the Board will decide on 2020 dividend policy.
- Total wholesale funding increased with issuance of £4.6bn, including £0.6bn MREL eligible senior unsecured issued from Santander UK and £4.0bn of core funding, consisting of covered bonds and senior unsecured, issued from the RFB.
- We have £10.8bn outstanding under the 2016 Term Funding Scheme (TFS) and £2.2bn outstanding under the new Term Funding Scheme with additional benefits for SMEs (TFSME).
- LCR at 147% reflects our prudent approach in an uncertain operating environment and is significantly above regulatory requirements.

Santander 8 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

## Retail Banking

| Summary income statement | H120 £m | H119 £m | Change % |
|---|---|---|---|
| Net interest income | 1,393 | 1,465 | (5) |
| Non-interest income [1] | 235 | 353 | (33) |
| **Operating income** | **1,628** | **1,818** | **(10)** |
| Operating expenses before credit impairment losses, provisions and charges | (1,010) | (1,011) | - |
| Credit impairment losses | (247) | (63) | n.m. |
| Provisions for other liabilities and charges | (56) | (95) | (41) |
| **Profit before tax** | **315** | **649** | **(51)** |

- Profit before tax decreased 51%, with an increase in credit impairment charges largely due to Covid-19. In addition, income was impacted by reduced banking and transaction fees as a result of regulatory changes to overdrafts, as well as the effects of the base rate reductions on asset repricing, which were partially offset by the 1I2I3 current account repricing in early May20.

| Customer balances | 30.06.20 £bn | 31.12.19 £bn |
|---|---|---|
| Mortgages | 167.4 | 165.4 |
| Business banking | 4.8 | 1.8 |
| Consumer (auto) finance | 8.0 | 7.7 |
| Other unsecured lending | 4.7 | 5.5 |
| **Customer loans** | **184.9** | **180.4** |
| Current accounts | 71.8 | 68.7 |
| Savings | 57.5 | 57.2 |
| Business banking accounts | 15.8 | 12.9 |
| Other retail products | 6.0 | 6.3 |
| **Customer deposits** | **151.1** | **145.1** |

## Corporate & Commercial Banking

| Summary income statement | H120 £m | H119 £m | Change % |
|---|---|---|---|
| Net interest income | 150 | 189 | (21) |
| Non-interest income [1] | 40 | 38 | 5 |
| **Operating income** | **190** | **227** | **(16)** |
| Operating expenses before credit impairment losses, provisions and charges | (134) | (138) | (3) |
| Credit impairment losses | (106) | (9) | n.m. |
| Provisions for other liabilities and charges | 3 | (1) | n.m. |
| **(Loss)/profit before tax** | **(47)** | **79** | **n.m.** |

- Loss before tax of £47m, with an increase in credit impairment charges largely due to Covid-19, as well as a few single name exposures. Net interest income was impacted by the asset repricing effects of the base rate reductions.

| Customer balances | 30.06.20 £bn | 31.12.19 £bn |
|---|---|---|
| Trading businesses | 11.7 | 11.2 |
| CRE | 4.9 | 5.1 |
| **Customer loans** | **16.6** | **16.3** |
| **Customer deposits** | **19.5** | **18.2** |

1. Comprised of 'Net fee and commission income' and 'Net trading and other income'.

Santander
9
Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

## Corporate & Investment Banking

| Summary income statement | H120 £m | H119 £m | *Change %* |
|---|---|---|---|
| Net interest income | 26 | 32 | *(19)* |
| Non-interest income [1] | 28 | 47 | *(40)* |
| **Operating income** | **54** | **79** | ***(32)*** |
| Operating expenses before credit impairment losses, provisions and charges | (62) | (83) | *(25)* |
| Credit impairment losses | (12) | 4 | *n.m.* |
| Provisions for other liabilities and charges | (4) | (11) | *(64)* |
| **Loss before tax** | **(24)** | **(11)** | ***n.m.*** |

- Loss before tax increased to £24m, with lower income and higher credit impairment charges largely due to Covid-19, partially offset by lower operating expenses, driven by transformation programme efficiencies.

| Customer balances | 30.06.20 £bn | 31.12.19 £bn |
|---|---|---|
| Customer loans | 4.0 | 4.1 |
| Customer deposits | 6.8 | 6.1 |

## Corporate Centre

| Summary income statement | H120 £m | H119 £m | *Change %* |
|---|---|---|---|
| Net interest income/(expense) | (27) | (15) | *80* |
| Non-interest income/(expense) [1] | 3 | 8 | *(63)* |
| **Operating income/(expense)** | **(24)** | **(7)** | ***n.m.*** |
| Operating expenses before credit impairment losses, provisions and charges | (51) | (35) | *46* |
| Credit impairment losses | (11) | (1) | *n.m.* |
| Provisions for other liabilities and charges | (11) | (99) | *(89)* |
| **Loss before tax** | **(97)** | **(142)** | ***(32)*** |

- Loss before tax decreased £45m, largely due to lower transformation programme charges as activity slowed temporarily during lockdown. Our structural hedge position has remained stable at c£98bn, with an average duration of c2.4 years.

| Customer balances | 30.06.20 £bn | 31.12.19 £bn |
|---|---|---|
| Social Housing | 3.2 | 3.6 |
| Crown Dependencies (Isle of Man and Jersey) | 0.3 | 0.3 |
| Non-core | 0.5 | 0.6 |
| Customer loans | 4.0 | 4.5 |
| | | |
| Customer deposits | 8.3 | 8.4 |
| - of which Crown Dependencies | 6.4 | 6.1 |

1. Comprised of 'Net fee and commission income' and 'Net trading and other income'.

Santander 10 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

**Residential mortgage portfolio analysis**

| Mortgage lending - interest rate profile | 30.06.20 £bn | % | 31.12.19 £bn | % |
|---|---|---|---|---|
| Fixed rate | 131.8 | 79 | 128.8 | 78 |
| Variable rate | 22.2 | 13 | 22.2 | 13 |
| Standard Variable Rate | 12.3 | 7 | 14.1 | 9 |
| Follow-on-Rate | 1.1 | 1 | 0.3 | - |
| **Total mortgages** | **167.4** | **100** | **165.4** | **100** |

| Mortgage lending - borrower profile | 30.06.20 £bn | % | 31.12.19 £bn | % |
|---|---|---|---|---|
| Home movers | 70.8 | 42 | 70.9 | 43 |
| Re-mortgagers | 53.2 | 32 | 52.5 | 32 |
| First-time buyers | 32.8 | 20 | 32.1 | 19 |
| BTL | 10.6 | 6 | 9.9 | 6 |
| **Total mortgages** | **167.4** | **100** | **165.4** | **100** |

| Mortgage lending - geographical distribution | 30.06.20 £bn | % | 31.12.19 £bn | % |
|---|---|---|---|---|
| London | 42.2 | 25 | 41.4 | 25 |
| Midlands and East Anglia | 22.4 | 13 | 22.1 | 13 |
| North | 22.9 | 14 | 22.7 | 14 |
| Northern Ireland | 3.2 | 2 | 3.3 | 2 |
| Scotland | 6.7 | 4 | 6.8 | 4 |
| South East excluding London | 52.5 | 31 | 51.7 | 31 |
| South West, Wales and Other | 17.5 | 11 | 17.4 | 11 |
| **Total mortgages** | **167.4** | **100** | **165.4** | **100** |

| Mortgage average loan size – new business | H120 £ | FY19 £ |
|---|---|---|
| London and South East | 273,000 | 277,000 |
| Rest of UK | 154,000 | 154,000 |
| All UK | 208,000 | 207,000 |

| Mortgage gross lending | H120 £bn | FY19 £bn |
|---|---|---|
| Mortgage gross lending | 12.2 | 31.3 |
| - of which first-time buyers | 2.2 | 7.0 |
| - of which BTL | 1.2 | 2.5 |

| Mortgage loan-to-value (LTV) | 30.06.20 % | 31.12.19 % |
|---|---|---|
| Total new lending | 62 | 65 |
| - of which London | 59 | 61 |
| - of which BTL | 64 | 64 |
| Stock | 42 | 43 |

Santander 11 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

**Corporate loan portfolio analysis**

| Corporate customer sector split [1] | 30.06.20 Total | Of which government lending schemes | 31.12.19 Total |
|---|---|---|---|
| | £bn | £bn | £bn |
| Social housing | 6.3 | - | 6.4 |
| Other real estate | 5.8 | 0.2 | 5.5 |
| Wholesale & retail trade | 4.2 | 0.6 | 3.8 |
| Accommodation & food | 2.1 | 0.3 | 1.8 |
| Construction | 1.7 | 0.5 | 1.2 |
| Human health & social work | 1.4 | 0.1 | 1.4 |
| Professional, scientific and technical | 1.4 | 0.3 | 1.0 |
| Manufacturing | 1.3 | 0.2 | 1.2 |
| Other segments | 1.3 | 0.4 | 1.0 |
| Administrative & support services | 1.3 | 0.2 | 1.3 |
| Information & communication | 0.8 | 0.2 | 0.5 |
| Transport & storage | 0.6 | 0.1 | 0.5 |
| Electricity & gas | 0.5 | - | 0.5 |
| Arts, entertainment & recreation | 0.4 | 0.1 | 0.3 |
| **Total corporate loans** | **29.1** | **3.2** | **26.4** |

- The corporate loan book is well-diversified with limited sectoral concentration.
- Social housing is lending and treasury services for UK housing association groups (mainly charitable entities) secured by tenanted UK residential property. We have not had a default, loss or repossession in this portfolio.
- Other real estate lending increased £0.3bn, predominantly through the government lending schemes.

| Sector split of loans moved from Stage 1 to Stage 2 | 30.06.20 |
|---|---|
| | £bn |
| Hotels | 1.1 |
| Care homes | 0.5 |
| Real estate | 0.4 |
| Retail | 0.3 |
| Hospitality and leisure | 0.3 |
| Travel, transportation and others | 0.4 |
| High risk Stage 1 counterparties | 0.2 |
| **Total** | **3.2** |

- In H120 we moved £3.2bn of loans in sectors which have experienced an increase in credit risk from Stage 1 to Stage 2.

1. Total corporate loans includes £25.4bn of Corporate lending (CCB, CIB and Business Banking), £3.2bn of non-core social housing and £0.5bn of non-core loans in Corporate Centre.

Santander 12 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

## Appendix 1 – Alternative Performance Measures (APMs)

In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains financial measures that constitute APMs, as defined in European Securities and Markets Authority (ESMA) guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this Quarterly Management Statement that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.

We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

### a) Adjusted profit metrics

Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit before tax are all adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period. H120 and H119 had no adjustments that affected net interest income.

| | H120<br>£m | H119<br>£m |
|---|---|---|
| **Net interest income** | | |
| Reported | 1,542 | 1,671 |
| Adjusted | 1,542 | 1,671 |
| **Non-interest income** | | |
| Reported | 306 | 446 |
| Adjust for transformation | (6) | - |
| Adjust for operating lease depreciation [1] | (47) | (51) |
| Adjust for Vocalink Holdings Limited shareholding [1] | - | (15) |
| Adjusted | 253 | 380 |
| **Operating expenses before credit impairment losses, provisions and charges** | | |
| Reported | (1,257) | (1,267) |
| Adjust for transformation | 37 | 13 |
| Adjust for operating lease depreciation [1] | 47 | 51 |
| Adjust for higher IT costs, staff expenses and increased site cleaning as a result of Covid-19 | 24 | - |
| Adjusted | (1,149) | (1,203) |
| **Provisions for other liabilities and charges** | | |
| Reported | (68) | (206) |
| Adjust for transformation | 11 | 100 |
| Adjust for PPI | - | 70 |
| Adjust for regulatory and other | 17 | - |
| Adjust for other conduct | (5) | - |
| Adjusted | (45) | (36) |
| **Profit before tax** | | |
| Reported | 147 | 575 |
| Specific income, expenses and charges | 78 | 168 |
| Adjusted profit before tax | 225 | 743 |

Explanations of the above adjustments were disclosed in the 2019 Annual Report on Form 20-F, except as follows:

**Adjustment for higher IT costs, staff expenses and increased site cleaning as a result of Covid-19**

In Q220 we introduced an adjustment for Covid-19 expenses as we believe the underlying performance of the business is clearer if we exclude these charges due to the unprecedented nature of the crisis. These costs include higher IT costs, remote network, staff expenses, mail outs and increased site cleaning. These expenses were identified as being incurred as a direct result of Covid-19 actions as the crisis emerged and are not expected to recur.

### b) Adjusted cost-to-income ratio

Calculated as adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

| | H120<br>£m | H119<br>£m |
|---|---|---|
| Adjusted net interest income | 1,542 | 1,671 |
| Adjusted non-interest income | 253 | 380 |
| Adjusted total operating income | 1,795 | 2,051 |
| Adjusted operating expenses before credit impairment losses, provisions and charges | (1,149) | (1,203) |
| ***Adjusted cost-to-income ratio*** | ***64%*** | ***59%*** |
| ***Cost-to-income ratio*** | ***68%*** | ***60%*** |

1. Explanations of these adjustments were disclosed in the 2019 Annual Report on Form 20-F

Santander 13 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

## Appendix 1 - APMs continued

### c) Adjusted Return on Tangible Equity (RoTE)

Calculated as adjusted profit before tax, less tax on profit, attributable to equity holders of the parent, divided by average shareholders' equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

| | H120 | Specific income, expenses and charges | As adjusted |
|---|---|---|---|
| | £m | £m | £m |
| Profit after tax for H120 | 112 | 56 | 168 |
| Annualised profit after tax | 225 | | 338 |
| Phasing adjustments | - | | (69) |
| Less non-controlling interests of annual profit | (40) | | (40) |
| **Profit due to equity holders of the parent (A)** | **185** | | **229** |

| | H120 | Equity phasing adjustments | As adjusted |
|---|---|---|---|
| | £m | £m | £m |
| Average shareholders' equity | 16,411 | | |
| Less average Additional Tier 1 (AT1) securities | (2,243) | | |
| Less average non-controlling interests | (400) | | |
| Average ordinary shareholders' equity (B) | 13,768 | | |
| Average goodwill and intangible assets | (1,751) | | |
| **Average tangible equity (C)** | **12,017** | **15** | **12,032** |
| **Return on ordinary shareholders' equity (A/B)** | **1.3%** | | **-** |
| **RoTE (A/C)** | **-** | | **1.9%** |

| | 2019 | Specific income, expenses and charges | As adjusted |
|---|---|---|---|
| | £m | £m | £m |
| Profit after tax for 2019 | 709 | 270 | 979 |
| Less non-controlling interests of annual profit | (37) | | (37) |
| **Profit due to equity holders of the parent (A)** | 672 | | 942 |

| | 2019 | Equity adjustments | As adjusted |
|---|---|---|---|
| | £m | £m | £m |
| Average shareholders' equity | 16,281 | | |
| Less average Additional Tier 1 (AT1) securities | (2,141) | | |
| Less average non-controlling interests | (398) | | |
| Average ordinary shareholders' equity (B) | 13,742 | | |
| Average goodwill and intangible assets | (1,795) | | |
| **Average tangible equity (C)** | **11,947** | **68** | **12,015** |
| **Return on ordinary shareholders' equity (A/B)** | **4.9%** | | **-** |
| **Adjusted RoTE (A/C)** | **-** | | **7.8%** |

- **Specific income, expenses, charges**
  Details of these items are outlined on the previous page with a total impact on profit before tax of £78m. The tax on these items is c£22m and profit after tax on these items is £56m.
- **Phasing adjustments**
  To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. The most significant of these adjustments is the UK Bank Levy which is charged on 31 December annually, as required under IFRS.
- **Equity adjustments**
  These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Santander 14 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020 Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. Summarised consolidated income statement H120 H119 £m £m Net interest income 1,554 1,668 Non-interest income 1 322 453 Total operating income 1,876 2,121 Operating expenses before credit impairment losses, provisions and charges (1,245) (1,257) Credit impairment losses (376) (69) Provisions for other liabilities and charges (68) (206) Total operating impairment losses, provisions and charges (444) (275) Profit before tax 187 589 Tax on profit (48) (170) Profit after tax for the period 139 419 Summary of segmental balance sheet assets and liabilities 30.06.20 31.12.19 £bn £bn Customer loans Retail Banking 184.9 180.4 Corporate & Commercial Banking 16.6 16.3 Corporate & Investment Banking 4.0 4.1 Corporate Centre 3.7 4.2 Total customer loans 209.2 205.0 Other assets 86.5 76.7 Total assets 295.7 281.7 Customer deposits Retail Banking 151.1 145.1 Corporate & Commercial Banking 19.5 18.2 Corporate & Investment Banking 6.8 6.1 Corporate Centre 1.9 2.3 Total customer deposits 179.3 171.7 Total wholesale funding 66.4 65.2 Other liabilities 33.8 28.7 Total liabilities 279.5 265.6 Shareholders’ equity 16.0 15.9 Non-controlling interests 0.2 0.2 Total liabilities and equity 295.7 281.7 Summarised consolidated capital 30.06.20 31.12.19 £bn £bn Total qualifying regulatory capital 15.5 15.8 Risk-weighted assets (RWAs) 72.2 72.6 Total capital ratio 21.4% 21.7% The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. 1. Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’. 15 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020

## Appendix 3 – Credit performance and economic scenarios

| 31 March 2020 | Customer loans Total £bn | Stage 1 £bn | Stage 2 £bn | Stage 3 £bn | Gross write-offs £m | Loan loss allowances £m |
|---|---|---|---|---|---|---|
| Retail Banking: | 182.9 | 171.3 | 9.7 | 1.9 | 53 | 614 |
| - of which mortgages | 167.8 | 157.8 | 8.3 | 1.7 | 4 | 222 |
| - of which business banking | 1.9 | 1.6 | 0.2 | 0.1 | 6 | 62 |
| - of which consumer (auto) finance | 8.1 | 7.4 | 0.7 | - | 8 | 94 |
| - of which other unsecured lending | 5.1 | 4.5 | 0.5 | 0.1 | 35 | 236 |
| Corporate & Commercial Banking | 16.5 | 11.8 | 4.4 | 0.3 | 6 | 254 |
| Corporate & Investment Banking | 5.0 | 4.9 | 0.1 | - | - | 48 |
| Corporate Centre | 4.4 | 4.4 | - | - | - | 73 |
| | 208.8 | 192.4 | 14.2 | 2.2 | 59 | 989 |
| Undrawn balances | | 37.5 | 0.9 | 0.1 | | |
| Stage 1, Stage 2 and Stage 3[1] ratios % | | 92.15 | 6.78 | 1.10 | | |

### Q120 Scenarios

| | | Core scenarios Downside 2 % | Downside 1 % | Q4 Base Case % | Upside 1 % | Upside 2 % | Covid-19 scenarios Sensitivity2 % | Sensitivity1 % |
|---|---|---|---|---|---|---|---|---|
| GDP (annual growth rate) | 2020 | (3.6) | 0.6 | 1.2 | 1.4 | 1.6 | (2.7) | (2.5) |
| | 2021 | 0.1 | 0.7 | 1.6 | 2.0 | 2.4 | 1.8 | 2.7 |
| Base rate | 2020 | 1.50 | 0.75 | 0.25 | 0.50 | 0.75 | 0.75 | 0.10 |
| | 2021 | 3.00 | 1.25 | 0.25 | 1.25 | 1.75 | 1.50 | 0.25 |
| House price inflation (HPI) | 2020 | (1.5) | 2.1 | 0.5 | 2.5 | 2.7 | (1.3) | (1.9) |
| | 2021 | (10.9) | 0.4 | 1.3 | 3.1 | 3.8 | (2.4) | (0.2) |
| | 5yr CAGR[1] | (7.3) | (1.1) | 1.7 | 4.4 | 6.0 | (1.1) | 0.8 |
| Unemployment (ILO) | 2020 | 6.5 | 4.0 | 4.1 | 3.6 | 3.4 | 5.2 | 5.0 |
| | 2021 | 7.7 | 4.5 | 4.1 | 3.4 | 3.1 | 5.3 | 4.5 |
| | 5yr Peak | 7.7 | 5.8 | 4.1 | 3.7 | 3.7 | 5.4 | 5.5 |
| Q120 weights | | 30 | 20 | - | - | - | 30 | 20 |
| Q419 weights | | 15 | 30 | 40 | 10 | 5 | - | - |

1. Stage3 ratio= (Stage3 drawn + Stage3 undrawn assets)/(total drawn assets + Stage3 undrawn assets).

Santander 16 Santander UK Group Holdings plc

Quarterly Management Statement, 30 June 2020 Notes . Additional information about Banco Santander and Santander UK Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 146 million customers and nearly 195,000 employees at the close of December 2019. In the three months to 31 March 2020, Banco Santander made attributable profit of EUR 331 million. Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2020, the bank serves around 14 million active customers with over 23,000 employees and operates through 615 branches (which includes 50 university branches). Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 256 of the Santander UK Group Holdings plc 2019 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward- looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. 17 Santander UK Group Holdings plc

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 30 July 2020 By / s / Duke Dayal Duke Dayal Chief Financial Officer